Exhibit (d)(15)
August 12, 2010
Randall Weigel
4209 Technology Drive
Fremont, CA 94538
Dear RJ:
Congratulations and welcome to the Dell Team! We are pleased to describe below certain terms and conditions of your employment with Dell, which will become effective the day after the closing (“Closing Date”) of Dell Products L.P.’s acquisition of 3PAR, Inc. (“3PAR”).
Compensation You will be paid bi-weekly in the amount of $9,615.38 (normally annualizing to $250,000.00), and your title will be Executive Director Sales, 3PAR. You will report to David Scott, and your job grade will be D3. Upon agreement, you will be paid via automatic direct deposit into an account with the bank of your choice, per Dell policy. Direct Deposit is required, except where prohibited by state law. For more information on direct deposit, please refer to the detailed information which will be provided at orientation.
Sales Incentive Plan Your current year 3PAR sales incentive will be paid after the end of April, and you will be given sales credit through April against your 3PAR quota period normally ending in March.
You will be eligible to participate in Dell’s Sales Incentive Plan, beginning May 1, 2011, which is the beginning of the second quarter of Dell’s FY12. Your full-year sales incentive target level under Dell’s Sales Incentive Plan will be $180,000 annually, which will be prorated for FY12 to reflect three quarters under the plan. The Sales Incentive Plan design will be determined at an appropriate date prior to the start of the second quarter of FY12.
Long Term Incentive All of your unvested 3PAR equity awards as of the date of close will be converted to Dell awards with the same terms and conditions per the terms of your 3PAR equity award agreements and the Dell-3PAR merger agreement. This includes vesting schedule, remaining option term, type of award, etc.
You will also receive an additional grant of long-term performance cash with a potential value of $1,000,000.00 (“Long-Term Cash Award”). The Long-Term Cash Award will pay out over two years ($500,000 per year) to the extent that certain 3PAR sales objectives have been met. The performance terms of the Long-Term Cash Award will be determined and communicated prior to the Closing Date.
Benefits Dell offers a variety of benefits to assist you and your family, including time away from work, health care plans, and capital accumulation programs. You will receive a summary description of your benefits and options, as well as additional benefits information at orientation.
Additional Important Information Your employment and the continuation of your employment with Dell are contingent on the following:
•	successful completion of all aspects of the candidate application process, which includes passing a pre-employment background check;

•	the return, no later than August 13, 2010, of signed copies of this letter, the Employment Agreement, the Assumption and Acknowledgement Agreement, and the Long-Term Cash Award;

•	the return, by the Closing Date, of and all other documents provided at the Dell Orientation Session;

•	successful completion of the export licensing review process, including the return of a signed Export Licensing Information Form and, if necessary, Dell’s receipt of a valid export license from the Department of Commerce; and

•	closure of the acquisition of 3PAR by Dell.
“At Will” Employment For your benefit and Dell’s, your employment with Dell will be “at will,” meaning that it can be terminated by you or by Dell at any time, with or without cause or advance notice. By accepting employment and the continuation of your employment with Dell, you agree that no contrary representation has been made to you. This “at will” employment relationship will remain in effect for the duration of your employment and can only be modified by an express written contract for a specified term, signed by you and the Chairman, CEO or President of Dell. It may not be modified or altered by any oral or implied agreement. This letter, your Employment Agreement, and your Management Retention Agreement (as amended) constitutes our entire agreement regarding the term of your employment and supersedes and replaces any other agreements regarding term of employment, severance obligations, change in control, or other similar or related provisions.
Acceptance To accept, these terms and conditions, please sign and return this original letter and retain the attached copy for your records. We would like to request that you keep the information included in this letter confidential. We are pleased to welcome you to Dell. Should you have any questions, or would simply like further information, please do not hesitate to call me.
Sincerely,
Craig Briscoe
Vice President, Global Compensation and Benefits
Dell Human Resources
I agree that my employment and the continuation of my employment with Dell shall be subject to the terms and conditions described above:

Signed:	/s/ Randall Wiegel

Date:	August 13, 2010

Randall Weigel
Executive Director Sales, 3PAR

Total Compensation Statement

Overview of Proposed Dell Compensation Package

Effective Date of New Package		**Day 1**
Compensation:	Current	Proposed
Base Salary	**$250,000**	**$250,000**
Base Salary Change		0%

Annual Target Sales Incentive [1]

Target Sales Incentive	$180,000	$180,000
Target Cash Compensation	$430,000	$430,000
Cash Compensation Change		0%

[1] Your actual incentive payouts will be governed by the terms of the Sales Incentive Plan and may vary, depending upon a variety of factors including 3PAR revenue results and your own individual performance.

Projected Annual LTI Grant (Beginning March 2012)[2]

Projected LTI Grant Vehicle	50% RSUs & 50% Options
Projected Target Grant (% of Salary)	**60%**
Projected Target Grant Value	**$150,000**
Projected Vesting	3 yrs @ 33% per year

[2] Note: Represents current Executive Director level targets - award sizes and type of LTI vehicle delivered are subject to change each year following a detailed review of market conditions and other factors. Requires acceptance of standard Diamond stock agreements.

Initial 3PAR "Conversion" Awards

Projected Unvested 3PAR LTI Value at Close [3]	**$2,322,516**

[3] Unvested 3PAR LTI Value assumes September 16 deal close, later close may result in smaller unvested amount. All unvested 3PAR awards at close will be converted per the Dell-3PAR merger agreement to "like" Dell awards with similar chararacteristic (vesting, termination provisions, etc)

Special Long-Term Cash Award

Special Long-Term Cash Award [4]	**$1,000,000**
Performance Period - Dell FY12 and FY13	**Day 1**

[4] Long-Term Cash awards will be paid out at the end of FY12 (50%) and FY13 (50%) based on 3Par Revenue Performance relative to goals during each of those years.

As an executive, you are entitled to an additional suite of benefits including:

Voluntary Nonqualified Executive Compensation Plan

Annual wellness exam for executive and spouse to Cooper Clinic or Austin Heart Hospital

Group preferred rates for Supplemental Executive Long-Term Disability Insurance


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